UNITED STATES ANTIMONY CORPORATION POST OFFICE BOX 643 THOMPSON FALLS, MONTANA 59873-0643 406-827-3523 406-827-3543 FAX tfl3543@blackfoot.net E-MAIL

August 1, 2013

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Amendment No. 2 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed June 21, 2013
File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of July18, 2013, requesting that we amend our 2011 10K filing, amendment  No. 2., or, if appropriate, provide additional information per our 2011 10K filing, amendment No. 2.

Amendment No. 2 to form 10K for Fiscal Year Ended December 31, 2011
Response to Item 4, Mine Safety Disclosures, page 20:

1.
For the amended 2011 10K, we will delete the erroneous references to mine safety disclosures, Item 4, page 20.  The correct disclosure is on page 37, exhibit 95.  We will make the same corrections to the amended forms 10Q for the periods ending September 30, 2012, June 30, 2012, and March 31, 2012, and we will also delete the reference to mine safety disclosures on the table of contents for these same quarters.  We will delete the duplicate table for mine safety disclosures on page 15 of the 10Q for September 30, 2012.

2.	We will include signatures as required on the form 10K for 2011, including the signature of the controller.

Amendment No. 2 to forms 10Q for Quarterly Periods Ended March 31, 2012, and September 30, 2012
Response to Certifications:

●	We will correct the Section 906 certifications for the quarterly period ended March 31, 2012, to include the correct date of March 31, 2012.

●
We will correct the Section 302 certifications for the quarterly period ended September 30, 2012, to include the correct date for the certification for the President and Chief Executive Officer, and the Chief Financial Officer.

●	We will correct the Section 906 certifications, exhibits 32.1 and 32.2, for the quarterly period ended September 30, 2012, to include the correct quarterly period ended date of September 30, 2012.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Daniel L. Parks

Daniel L. Parks
Chief Financial Officer